October 19, 2021

VIA EDGAR

Office of Energy & Transportation
United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-1 (Registration No. 333-258853) of HighPeak Energy, Inc.

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), and as representative of the underwriters, hereby join the Company’s request that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated to 4:30 p.m. Eastern Time on Wednesday, October 20, 2021, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the Securities Act, we wish to advise you that we have effected the following distribution of 474 copies of the Company’s preliminary prospectus to prospective underwriters, institutional investors, dealers and others, dated October 18, 2021.

The undersigned advises that it has complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours,

ROTH CAPITAL PARTNERS, LLC

Acting on behalf of themselves and the underwriters

ROTH CAPITAL PARTNERS, LLC

By:      /s/ Aaron M. Gurewitz
Name: Aaron M. Gurewitz
Title: Head of Equity Capital Markets

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